28 March 2007

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Nevsun Resources Ltd. (the “Company”) for the fiscal year ended December 31, 2006 to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (“MD&A”) of the Company, which are incorporated by reference therein.

The undersigned hereby consents to the use of the undersigned’s name and information derived from the report titled “Nevsun Resources Ltd. 43-101 Technical Report on the Feasibility Assessment, Bisha Property, Gash-Barka District, Eritrea” dated 15 November 2006, in the 40-F, the AIF and the MD&A.

AMEC Americas Limited

/s/”Steve Toevs”

_____________________

Steve Toevs

Vice-President, Finance

Natural Resources/ Oil Sands & Mining